MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

                                           February 24, 2014

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 55 to Registration Statement on Form N-1A for MFS Series Trust XV: ("The Trust") on behalf of MFS Global Alternative Strategy Fund (formerly, MFS Diversified Target Return Fund) (the "Fund") (File Nos. 2-96738 and 811-04253)

Ladies and Gentlemen:

On behalf of the Fund, this letter sets forth our responses to your comments of February 5, 2014, on the above-mentioned Post-Effective Amendment to the Registration Statement ("PEA") filed with the Securities and Exchange Commission (the "SEC") on December 30, 2013. The PEA was filed for the purpose of incorporating revisions associated with changes to the Fund's name, investment objective, and investment policies, which became effective February 1, 2014.

General Comments

1.	Comment:	Please file a letter with “Tandy” representations in connection with the comment process for the above-referenced PEA.

Response:	As requested, in connection with the filing of the above-referenced PEA, we acknowledge the following:

(i)	the comment process with the SEC or its staff, acting pursuant to delegated authority, does not foreclose the SEC from taking any action with respect to the filing;

(ii)
the comment process with the SEC or its staff, acting pursuant to delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
February 24, 2014

(iii)
the Trust may not assert the comment process with the SEC or its staff in connection with the preliminary filing as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Trust notes that, as indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed.

Prospectus Comments

2.	Comment:
Given the Fund's name change to include the term "global," consider footnote 42 of the adopting release for Rule 35d-1 (Investment Company Names, SEC Release No. IC-24828 (January 17, 2001) (the "Name Rule Adopting Release")) indicating that a fund with "global" in its name will invest its assets in investments that are tied economically to a number of countries throughout the world.  Please confirm how the investment strategies of the Fund will meet this requirement. Additionally, given the Fund's name change to include the term "alternative," which we consider to be an investment type, please confirm how the investment strategies of the Fund will meet the 80% name test as required by Rule 35d-1 for investment types.

Response:
Rule 35d-1 under the 1940 Act requires that a fund with a name that suggests that it focuses its investments on a particular type of investment adopt a policy of investing, under normal circumstances, at least 80% of its net assets in the particular type of investments suggested by its name.  The SEC made clear in the releases proposing and adopting Rule 35d-l, as well as in the "Frequently Asked Questions" published after Rule 35d-1 was adopted, that the rule does not apply where the name suggests an investment strategy rather than a type of investment.  According to the Name Test Adopting Release, if Rule 35d-1 does not apply, the general test of whether a particular fund is misleading under Section 35(d) is "whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company's intended investments or the risks of those investments."

We believe the use of both the term "global" and the term "alternative" suggests an investment strategy rather than an investment type so that an 80% name test is not required for use of either term under Rule 35d-1.  Further we do not believe the use of the terms "global" and "alternative" in the Fund's name is materially misleading or deceptive under Section 35(d) of the 1940 Act given the Fund's disclosed investment strategies.

Securities and Exchange Commission
February 24, 2014

We believe that the Fund's strategy of investing in U.S. and foreign securities and managing the Fund's exposure to asset classes, markets and currencies supports the use of the term “global” in the Fund’s name.  The proposing release for Rule 35d-1 states that (1) “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus”; and (2) “while an investment company with a name that includes the words ‘international’ or ‘global’ generally suggests that the company invests in more than one country, these terms may describe a number of investment companies that have significantly different investment portfolios” (see Investment Company Names, SEC Release No. IC 22530 (February 27, 1997)) (emphasis added").  The investment strategy of the Fund involves adjusting the Fund's exposure to asset classes, markets and currencies resulting from MFS' individual security selection based on UBS' analysis of global market and economic conditions and the risk/return potential of different asset classes, markets and currencies.  Depending on UBS' views of current conditions, the Fund could have more or less exposure to non-U.S. markets and currencies.  We believe the use of the term "global" in the Fund's name is not materially misleading or deceptive but accurately reflects the Fund's strategy of investing globally and adjusting global exposures.

Additionally, we believe the term "alternative" can refer to an investment type or an investment strategy but the use of the term "alternative strategy" in the Fund's name makes it clear that the term "alternative" refers to an investment strategy and does not suggest a particular investment type.  Again, we believe the use of the term "alternative" in the Fund's name is not materially misleading or deceptive but accurately reflects the Fund's strategy of managing exposures to asset classes, markets, and currencies primarily through derivatives.

3.	Comment:
In the "Principal Investment Strategies" section, it states that the Fund's adviser and sub-adviser seek to achieve the Fund's total rate of return by meeting or exceeding that of the Citigroup 1-Month T-Bill Index plus 2% to 4% over a "full market cycle."  Please define a full market cycle.

Response:
A full market cycle is generally considered to be a time period that includes both a bear and a bull market.  The length of a full market cycle varies significantly and cannot be defined by a set period of years; therefore, we respectfully decline to include such disclosure.

Securities and Exchange Commission
February 24, 2014

4.	Comment:
In the "Principal Investment Strategies" section, it states that the adviser and the sub-adviser seek to achieve the fund's objective by generating returns from a combination of individual security selection and a "tactical allocation overlay."  Please consider including a plain English explanation of "tactical allocation overlay."

Response:	The tactical allocation overlay is described on the same page of the prospectus under the heading "Tactical Asset Allocation Overlay by UBS":

Tactical Asset Allocation Overlay by UBS:  MFS has engaged UBS to act as sub-adviser to the fund to manage the fund’s exposure to asset classes, markets, and currencies, primarily through the use of derivatives. UBS seeks to reduce volatility compared to the overall equity market and generate positive returns by using derivatives to adjust the fund’s exposure to asset classes, markets, and currencies resulting from MFS’ individual security selection.  After taking into account the tactical overlay, the fund’s exposure to various asset classes, markets, and/or currencies may vary significantly from time to time.  Additionally, after taking into account the tactical overlay, the fund’s exposure to the equity security asset class may at times be negative and the fund’s exposure to the debt instrument asset class may at times be more than 100%.  UBS may also expose the fund to asset classes, markets, and/or currencies in which MFS’ individual security selection has resulted in no or little exposure (e.g., the high yield bond market).

UBS may adjust the fund’s net exposure to asset classes, markets, and/or currencies by taking net short positions in an asset class, market, or currency if UBS believes the risk/return potential of such asset class, market, or currency is unattractive. Alternatively, UBS may cause the fund to take net long positions in an asset class, market, or currency if UBS believes such asset class, market, or currency appears attractive."

We believe this disclosure clearly describes UBS' tactical allocation overlay and is consistent with the "plain English" principles of Rule 421; therefore, we respectfully decline to amend this disclosure.

5.	Comment:	In the "Principal Investment Strategies" sections, there are references to "asset class" and "asset classes." Please identify to which classes the disclosure is referring.

Securities and Exchange Commission
February 24, 2014

Response:	We will amend our statutory prospectus disclosure to include examples of asset classes, markets and currencies as follows:

"…to manage the fund's exposure to asset classes (e.g., equity securities, debt instruments), markets (e.g., U.S. and foreign markets), and currencies (e.g., U.S. dollar, Euro), primarily through the use of derivatives."

6.	Comment:
In the "Principal Investment Strategies" section, MFS' securities selection strategy includes the terms "bottom-up investment approach" and "fundamental and quantitative analysis."  Because this is the first time these terms are used in the prospectus, describe the meaning of the terms.

Response:
We believe that our disclosure satisfies the requirements of Item 4 of Form N-1A to provide a summary description of the disclosure that is included in the statutory prospectus, as required by Item 9.  The non-summary section of the prospectus includes the following securities selection disclosure:

"A team of investment professionals selects investments for the fund.  MFS allocates the fund’s assets to investment professionals by investment strategy.  MFS uses a bottom-up investment approach to buying and selling investments for the fund. Investments are selected based on fundamental and quantitative analysis.  MFS uses fundamental analysis of individual issuers and instruments in light of the issuer's financial condition and market, economic, political, and regulatory conditions. Factors considered for equity securities may include analysis of an issuer's earnings, cash flows, competitive position, and management ability. Factors considered for debt instruments may include the individual instrument’s credit quality, collateral characteristics, and indenture provisions, and the issuer’s management ability, capital structure, leverage, and ability to meet its current obligations. Quantitative models that systematically evaluate the valuation, price and earnings momentum, earnings quality, and other factors of the issuer of an equity security or the structure of a debt instrument are also considered."

                                             We believe this disclosure is consistent with Item 4 and Item 9 of Form N-1A; therefore, we respectfully decline to amend this disclosure.

7.	Comment:
With respect to the Fund's principal investment strategy of investing in derivatives, and because UBS may adjust the fund's net exposure "by taking short positions," is short selling equity securities a principal investment strategy of the Fund?  If so, consider adding the applicable risk disclosure.

Securities and Exchange Commission
February 24, 2014

Response:	Because short selling equity securities is not a principal investment strategy of the Fund, we respectfully decline to amend our disclosure to include additional short sales disclosure.

8.	Comment:
Because the Fund will be using derivatives as a principal investment strategy, please provide more specific disclosure in the "Principal Investment Strategies" and "Principal Risks" sections with respect to the types of derivatives used by the Fund, how the derivatives are used, and the risks associated with their use in accordance with the July 30, 2010, letter to Karrie McMillan, General Counsel Investment Company Institute, from  Barry D. Miller, Associate Director, Office of Legal and Disclosure, SEC, regarding Derivatives-Related Disclosure by Investment Companies (the "Derivatives Letter").  The disclosure included in the Statement of Additional Information on page K-3 under the "Derivatives" heading is the type of detailed disclosure we are looking for in the prospectus.

Response:
We have reviewed the Derivatives Letter and believe that the Fund's derivatives disclosure is consistent with applicable SEC requirements. The use of derivatives is a principal investment strategy of the Fund and the "Principal Investment Strategies" sections in both the summary and the rest of the prospectus contain extensive disclosure about UBS's use of derivatives in managing the tactical allocation overlay and MFS's use of derivatives in selecting individual securities. We believe this disclosure is tailored specifically to how the Fund is managed, describes the purpose that the derivatives are intended to serve, and the extent to which derivatives are expected to be used. In addition, the types of derivatives used is also disclosed in both the summary section and the rest of the prospectus. Finally, we believe we also have extensive risk disclosure related to the Fund's specific use of derivatives in both the summary and the rest of the prospectus. We have highlighted excerpts from our current disclosure with respect to how derivatives are used, what types of derivatives are used, and the risks associated with our derivatives use both the in the summary and the rest of the prospectus. Please note the excerpted sections below reflect changes made in response to Comment No. 9 below. We note that the derivatives disclosure on page K-3 of the Statement of Additional Information only includes one sentence that is not included in the prospectus and that sentence addresses the potential impact of legislation and regulation of derivatives on the Fund's use of derivatives which we do not currently believe is a principal risk of the Fund required to be disclosed in the prospectus.

Securities and Exchange Commission
February 24, 2014

How Derivatives are Used

Summary

MFS and UBS seek to achieve the fund’s objective by generating returns from a combination of (1) individual security selection of U.S. and foreign equity securities and debt instruments and (2) a tactical asset allocation overlay to manage the fund’s exposure to asset classes, markets, and currencies primarily using derivatives.

While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives as part of its individual security selection process, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments.

MFS has engaged UBS to act as sub-adviser to the fund to manage the fund’s exposure to asset classes, markets, and currencies, primarily through the use of derivatives. UBS seeks to reduce volatility compared to the overall equity market and generate positive returns by using derivatives to adjust the fund’s exposure to asset classes, markets, and currencies resulting from MFS’ individual security selection. After taking into account the tactical overlay, the fund’s exposure to various asset classes, markets, and/or currencies may vary significantly from time to time. Additionally, after taking into account the tactical overlay, the fund’s exposure to the equity security asset class may at times be negative and the fund’s exposure to the debt instrument asset class may at times be more than 100%. UBS may also expose the fund to asset classes, markets, and/or currencies in which MFS’ individual security selection has resulted in no or little exposure (e.g., the high yield bond market). UBS may adjust the fund’s net exposure to asset classes, markets, and/or currencies by taking net short positions in an asset class, market, or currency if UBS believes the risk/return potential of such asset class, market, or currency is unattractive. Alternatively, UBS may cause the fund to take net long positions in an asset class, market, or currency if UBS believes such asset class, market, or currency appears attractive.

UBS will typically make extensive use of derivatives.

Statutory

Securities and Exchange Commission
February 24, 2014

MFS and UBS seek to achieve the fund’s objective by generating returns from a combination of (1) individual security selection of U.S. and foreign equity securities and debt instruments and (2) a tactical asset allocation overlay to manage the fund’s exposure to asset classes, markets, and currencies, primarily using derivatives.

While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives as part of its individual security selection process, MFS expects to use derivatives primarily to increase or decrease exposure to a particular market, segment of the market, or security, to increase or decrease interest rate or currency exposure, or as alternatives to direct investments.

MFS has engaged UBS to act as sub-adviser to the fund to manage the fund’s exposure to asset classes, markets, and currencies, primarily through the use of derivatives. UBS seeks to reduce volatility compared to the overall equity market and generate positive returns by using derivatives to adjust the fund’s exposure to asset classes, markets, and currencies resulting from MFS’ individual security selection based on UBS’ analysis of global market and economic conditions and the risk/return potential of different asset classes, markets, and currencies. After taking into account the tactical overlay, the fund’s exposure to various asset classes, markets, and/or currencies may vary significantly from time to time. Additionally, after taking into account the tactical overlay, the fund’s exposure to the equity security asset class may at times be negative and the fund’s exposure to the debt instrument asset class may at times be more than 100%. UBS may also expose the fund to asset classes, markets, and/or currencies in which MFS’ individual security selection has resulted in no or little exposure (e.g., the high yield bond market). UBS may adjust the fund’s net exposure to asset classes, markets, and/or currencies by taking net short positions in an asset class, market, or currency if UBS believes the risk/return potential of such asset class, market, or currency is unattractive. Alternatively, UBS may cause the fund to take net long positions in an asset class, market, or currency if UBS believes such asset class, market, or currency appears attractive.

UBS will typically make extensive use of derivatives, and may use derivatives to the extent permitted by the Investment Company Act of 1940.

What Types of Derivatives are Used

Summary

Derivatives include futures, forward contracts, options, structured securities, inverse floating rate instruments, and swaps.

Securities and Exchange Commission
February 24, 2014

Statutory

Derivatives: Derivatives are financial contracts whose value is based on the value of one or more underlying indicators or the difference between underlying indicators. Underlying indicators may include a security or other financial instrument, asset, currency, interest rate, credit rating, commodity, volatility measure, or index. Derivatives often involve a counterparty to the transaction. Derivatives include futures, forward contracts, options, structured securities, inverse floating rate instruments, and swaps.

Risks of Derivatives Used

Summary

Investment Selection and Allocation Risk: MFS’ investment analysis, its development and use of quantitative models, its selection of investments, and UBS’ assessment of the risk/return potential of asset classes, markets and currencies, and its adjustments to the fund’s exposure to asset classes, markets, and currencies may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

Investment Strategy Risk: The fund’s strategy to separate security selection decisions from market and currency exposure decisions may not produce the intended results.

Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s) on which the derivative is based. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost. Derivatives can involve leverage.

Leveraging Risk: Leverage involves investment exposure in an amount exceeding the initial investment. Leverage can cause increased volatility by magnifying gains or losses.

Counterparty and Third Party Risk: Transactions involving a counterparty or third party other than the issuer of the instrument are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

Statutory

Securities and Exchange Commission
February 24, 2014

Allocation Risk: UBS’ assessment of the risk/return potential of asset classes, markets, and currencies, and its adjustments to the fund’s exposure to asset classes, markets, and currencies through the use of derivatives, may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

Investment Strategy Risk: The fund’s strategy to separate security selection decisions from market and currency exposure decisions may not produce the intended results if UBS is unable to adjust the fund’s market and currency exposures as it would like because appropriate derivatives are not available or the derivatives UBS selects do not correlate as intended with the market and currency exposures resulting from MFS’ individual security selection.

Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s). Gains or losses from derivatives can be substantially greater than the derivatives’ original cost and can sometimes be unlimited. Derivatives can involve leverage. Derivatives can be complex instruments and can involve analysis and processing that differs from that required for other investment types used by the fund. If the value of a derivative does not change as expected relative to the value of the market or other indicator the derivative is intended to provide exposure to, the derivative may not have the effect anticipated. Derivatives can also reduce the opportunity for gains or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments.

Leveraging Risk: Certain transactions and investment strategies can result in leverage. Leverage involves investment exposure in an amount exceeding the initial investment. In transactions involving leverage, a relatively small change in an underlying indicator can lead to significantly larger losses to the fund. Leverage can cause increased volatility by magnifying gains or losses.

Counterparty and Third Party Risk: Transactions involving a counterparty other than the issuer of the instrument, including clearing organizations, or a third party responsible for servicing the instrument or effecting the transaction, are subject to the credit risk of the counterparty or third party, and to the counterparty’s or third party’s ability to perform in accordance with the terms of the transaction.

Securities and Exchange Commission
February 24, 2014

Statement of Additional Information

Derivatives.  Derivatives are financial contracts whose value is based on the value of one or more underlying indicators or the difference between underlying indicators. Underlying indicators may include a security or other financial instrument, asset, currency, interest rate, credit rating, commodity, volatility measure or index. Derivatives often involve a counterparty to the transaction. Derivatives involving a counterparty are subject to the credit risk of the counterparty and to the counterparty‘s ability to perform in accordance with the derivative.  Derivatives include futures, forward contracts, options, structured securities, inverse floating rate instruments, and swaps.  Derivatives can be highly volatile and involve risks in addition to the risks of the underlying indicator(s). Gains or losses from derivatives can be substantially greater than the derivatives’ original cost and can sometimes be unlimited.  Derivatives can involve leverage. Derivatives can be complex instruments and can involve analysis and processing that differs from that required for other investment types. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the effect anticipated. Derivatives can also reduce the opportunity for gains or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments.  Legislation or regulation of derivatives in the U.S. and other countries may make derivatives more costly and/or less liquid, limit the availability of certain types of derivatives, cause the Fund to change its use of derivatives, or otherwise adversely affect a Fund's use of derivatives.

9.	Comment:
The investment strategy disclosure for the Fund suggests that the Fund can significantly underperform the markets in which MFS invests as a result of UBS' tactical allocation overlay. Please consider emphasizing this risk in the "Investment Selection and Allocation Risk" in the "Principal Risks" section.

Response:
We have separated our investment selection and allocation risks in the summary section of the prospectus and added a sentence to the "Investment Strategy Risk" section to highlight the risk that the Fund is expected to underperform the equity markets during rising markets as follows:

~~Investment Selection and~~ Allocation Risk:  ~~MFS’ investment analysis, its development and use of quantitative models,  its selection of investments,  and~~ UBS' assessment of the risk/return potential of asset classes, markets, and currencies, and its adjustments to the fund’s exposure to asset classes, markets, and currencies through the use of derivatives, may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

Securities and Exchange Commission
February 24, 2014

Investment Strategy Risk: The fund’s strategy to separate security selection decisions from market and currency exposure decisions may not produce the intended results. It is expected that the fund will generally underperform the equity markets during strong, rising equity markets.

Investment Selection Risk: MFS' investment analysis, its development and use of quantitative models, and its selection of investments may not produce the intended results and/or can lead to an investment focus that results in the fund underperforming other funds with similar investment strategies and/or underperforming the markets in which the fund invests.

10.	Comment:	Is it expected that the Fund will have high portfolio turnover? If so, should a portfolio turnover risk be added as a separate principal risk?

Response:
We note that the Fund has had historically low portfolio turnover for its past five fiscal years. It is not expected that portfolio turnover will be a principal risk for the Fund; therefore, we respectfully decline to amend our disclosure.

11.	Comment:
The "Principal Risks" section of the summary prospectus includes disclosure regarding lower quality debt instruments under the caption "Credit Risk".  Please consider creating a separate category for lower quality debt instruments to separate lower quality debt instruments risk from general credit risk.

Response:
We are not aware of any SEC requirement to categorize lower quality debt instruments as a unique risk and believe it is appropriate to include lower quality bond credit risk under the heading Credit Risk; therefore, we respectfully decline to amend this disclosure.

Statement of Additional Information ("SAI") Comments

12.	Comment:
Under "Description of Shares, Voting Rights, and Liabilities," the fifth paragraph cites several reasons for which the Board may take action to redeem a shareholder account.  The last sentence states: "The exercise of the above powers is subject to any applicable provisions under the 1940 Act or the rules adopted thereunder." In plain English, please explain what the Board may do under the 1940 Act.

Securities and Exchange Commission
February 24, 2014

Response:	We will revise the disclosure to delete the last sentence as follows:

"The Board may cause a shareholder’s shares to be redeemed for any reason under terms set by the Board, including, 1) to protect the tax status of a Fund, 2) the failure of a shareholder to provide a tax identification number if required to do so, 3) the failure of a shareholder to pay when due for the purchase of shares issued to the shareholder, 4) in order to eliminate accounts whose values are less than a minimum amount established by the Board, 5) the failure of a shareholder to meet or maintain the qualifications for ownership of a particular class of shares, and 6) to eliminate ownership of shares by a particular shareholder when the Board determine that the particular shareholder’s ownership is not in the best interests of the other shareholders of the applicable Fund (for example, in the case of an alleged market timer). ~~The exercise of the above powers is subject to any applicable provisions under the 1940 Act or the rules adopted thereunder. "~~

13.	Comment:
Under "Appendix L-Investment Restrictions," with respect to the sixth fundamental investment restriction (the "industry concentration policy"), for the Fund, please disclose how you define "industry." "industry."

Response:
As stated at the bottom of page L-1, "For purposes of fundamental investment restriction No. 6, MFS uses a customized set of industry groups for classifying securities based on classifications developed by third party providers."

14.	Comment:	Under Appendix L – Investment Restrictions, where stated that the Fund may invest "to the extent permitted by applicable law," describe the requirements of the applicable law.

Response:
To the extent the Fund intends to engage in borrowing, underwriting, issuing senior securities, and lending, the extent to which the Fund may do so and the risks associated with those types of transactions are described in "Appendix K-Investment Strategies and Risks" in the Fund's SAI.

Securities and Exchange Commission
February 24, 2014

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

                                           Sincerely,

                                           SUSAN A. PEREIRA

                                           Susan A. Pereira
                                           Assistant Secretary